SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        SUPERCONDUCTOR TECHNOLOGIES INC.
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                    867931107
                                    ---------
                                 (CUSIP Number)

                         Nancy M. Taylor, Vice President
                                  and Secretary
                              Tredegar Corporation
                              1100 Boulders Parkway
                            Richmond, Virginia 23225
                                  804-330-1000
                                  ------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                          C. Porter Vaughan, III, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219


                                  July 31, 2000
                                  -------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

                       Check the following box if a fee is
                       being paid with this statement [ ].

                               Page 1 of 8 Pages

CUSIP NO.  867931107                                           Page 2 of 9 Pages

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              TGI Fund III, LLC           I.R.S. Identification No.:  31-1649684

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      |X|
                                                                    (b)      | |
3          SEC USE ONLY

4          SOURCE OF FUNDS*

              AF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     | |

6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Virginia

                                7         SOLE VOTING POWER

          NUMBER OF                           880,000

            SHARES              8         SHARED VOTING POWER

         BENEFICIALLY                               0

            OWNED BY             9         SOLE DISPOSITIVE POWER

        EACH REPORTING                        880,000

          PERSON WITH            10        SHARED DISPOSITIVE POWER

                                                    0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              880,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          | |

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.9%

14         TYPE OF REPORTING PERSON*

              OO

CUSIP NO.  867931107                                           Page 3 of 9 Pages


1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Tredegar Investments, Inc.  I.R.S. Identification No.:  54-1561097

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      |X|
                                                                    (b)      | |

3          SEC USE ONLY

4          SOURCE OF FUNDS*

              AF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              | |

6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Virginia

                                7         SOLE VOTING POWER

          NUMBER OF                                 0

            SHARES              8         SHARED VOTING POWER

         BENEFICIALLY                         880,000

           OWNED BY             9         SOLE DISPOSITIVE POWER

        EACH REPORTING                              0

         PERSON WITH            10        SHARED DISPOSITIVE POWER

                                              880,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              880,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          | |

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.9%

14         TYPE OF REPORTING PERSON*

              CO

CUSIP NO.  867931107                                           Page 4 of 9 Pages

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Tredegar Corporation        I.R.S. Identification No.:  54-1497771

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      |X|
                                                                    (b)      | |

3          SEC USE ONLY

4          SOURCE OF FUNDS*

              WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     | |

6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Virginia

                                7         SOLE VOTING POWER

          NUMBER OF                                 0

            SHARES              8         SHARED VOTING POWER

         BENEFICIALLY                         880,000

           OWNED BY             9         SOLE DISPOSITIVE POWER

        EACH REPORTING                              0

          PERSON WITH           10        SHARED DISPOSITIVE POWER

                                               880,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              880,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   | |

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.9%

14         TYPE OF REPORTING PERSON*

              CO

         * This Amendment No. 1 (this "Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 1, 1999 (the "Schedule 13D") by TGI Fund III, LLC, a Virginia
limited liability company ("TGI"), Tredegar Investments, Inc., a Virginia corporation and the sole manager of TGI ("Tredegar Investments"), and Tredegar Corporation, a Virginia corporation and the holder of 100% of the capital stock of Tredegar Investments ("Tredegar" and together with TGI and Tredegar Investments, the "Registrants"), with respect to the Common Stock, $0.001 par value per share, of Superconductor Technologies Inc., a Delaware corporation (the "Issuer").

         This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 13D.

         The purpose of this Amendment No. 1 is to report that as of July 31, 2000 the Registrants beneficially own less than 5% of the outstanding Common Stock of the Issuer.

Item 4.       Purpose of Transaction.

         The Registrants amend Item 4 of the Schedule 13D by deleting Item 4 in its entirety and replacing it with the following:

         The Registrants own less than 5% of the outstanding Common Stock of the Issuer.

Item 5.     Interest in Securities of the Issuer.

         The Registrants amend Item 5 of the Schedule 13D by deleting paragraphs
(a), (c) and (e) in their entirety and replacing them with the following:

         (a) As of July 31, 2000, the Registrants beneficially own 880,000 shares of Common Stock, representing 4.9% of the approximately 17,613,820 shares of Common Stock outstanding as of July 31, 2000.

         (c) On June 23, 1999 TGI entered into a Stock Purchase Agreement with the Issuer pursuant to which TGI purchased at two closings on June 23, 1999 and August 17, 1999 an aggregate of 60,000 shares of Series D Preferred Stock (the "Series D Preferred Stock"), which were convertible into 1,200,000 shares of Common Stock, and warrants to purchase 120,000 shares of Common Stock at a price of $3.00 per share (the "Warrants"). On March 30, 2000, the Series D Preferred Stock was converted into 1,200,000 shares of Common Stock. Also on March 30, 2000, TGI exercised the Warrants to purchase 120,000 shares of Common Stock.

             As a result of recent sales by TGI in the last sixty (60) days which are set forth on Exhibit 4 hereto, the Registrants beneficially own 870,000 shares of Common Stock which represents approximately 4.9% of the outstanding Common Stock of the Issuer.

         (e) The Registrants ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer on July 31, 2000.

                               Page 5 of 9 Pages

Item 7.     Material to be Filed as Exhibits.

         Item 7 is hereby amended by adding the following:

         Exhibit 4         Sales of Common Stock.

                               Page 6 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of all of the entities listed below. Each such entity hereby agrees that this statement is filed on behalf of each of them, as provided for under Rule 13d-1(k) promulgated under the Exchange Act of 1934, as amended.

Date:  August 4, 2000               TGI FUND III, LLC

                                    By:  Tredegar Investments, Inc., Its Manager


                                    By:      _______________________________
                                             Nancy M. Taylor
                                    Its:     Vice President and Secretary

Date:  August 4, 2000               TREDEGAR INVESTMENTS, INC.


                                    By:      _______________________________
                                             Nancy M. Taylor
                                    Its:     Vice President and Secretary

Date:  August 4, 2000               TREDEGAR CORPORATION

                                    By:      _______________________________
                                             Nancy M. Taylor
                                    Its:     Vice President and Secretary

                               Page 7 of 9 Pages